

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2024

Katherine O'Halloran
Interim Chief Financial Officer
GoHealth, Inc.
222 W Merchandise Mart Plaza, Suite 1750
Chicago, IL 60654

> **Re: GoHealth, Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **File No. 001-39390**

Dear Katherine O'Halloran:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brad Burd